Chisos, LLC. (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Chisos, LLC.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 5, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	191,823	-
Investments	228,931	-
Related Party Receivable	21,026	-
Other	300	-
Total Current Assets	442,080	-
Non-current Assets		
Intangible Assets: Capitalized Software Costs	26,025	
Total Non-Current Assets	26,025	-
TOTAL ASSETS	468,105	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	2,049	839
Unfunded Commitment	45,000	-
Total Current Liabilities	47,049	839
Long-term Liabilities		
Convertible Notes	550,000	8,142
Accrued Interest	15,931	-
Total Long-Term Liabilities	565,931	8,142
TOTAL LIABILITIES	612,980	8,981
EQUITY		
Member's Capital	1,678	-
Accumulated Deficit	(146,553)	(8,981)
Total Equity	(144,875)	(8,981)
TOTAL LIABILITIES AND EQUITY	468,105	-

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	17,009	
General and Administrative	104,931	8,982
Total Operating Expenses	121,940	8,982
Operating Income (loss)	(121,940)	(8,982)
Other Income		
Interest Income	-	
Other	300	
Total Other Income	300	-
Other Expense		
Interest Expense	15,931	
Other	-	
Total Other Expense	15,931	-
Net Income (loss)	(137,571)	(8,982)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(137,571)	(8,982)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	1,210	839
Due from Fund	(21,026)	-
Accrued Interest	15,931	-
Other	(300)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(4,185)	839
Net Cash provided by (used in) Operating Activities	(141,757)	(8,143)
INVESTING ACTIVITIES		
Investments	(183,931)	
Software Acquisition	(26,025)	
Net Cash provided by (used in) Investing Activities	(209,956)	-
FINANCING ACTIVITIES		
Member Contributions	1,678	
Convertible Note Issuances	541,858	8,143
Net Cash provided by (used in) Financing Activities	543,535	8,143
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	191,823	-
Cash at end of period	191,823	-

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	-	-	-	-
Capital Contributions	-	-	-	-
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(8,982)	(8,982)
Ending Balance 12/31/2019	-	-	(8,982)	(8,982)
Capital Contributions	1,678	-	-	1,678
Capital Distributions	-	-	-	-
Net Income (Loss)	-	-	(137,571)	(137,571)
Prior Period Adjustment	-	-	-	-
Ending Balance 12/31/2020	1,678	-	(146,553)	(144,876)

Chisos, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Chisos, LLC (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on October 18, 2019 (Inception). The company plans to earn revenue via return on investments in startup companies.

The company will conduct a crowdfunding campaign under regulation CF in 2021to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The company owns no property and equipment as of December 31, 2020.

Intangible Assets

Intangible Assets consist of Capitalized Software Costs. As of December 31, 2020 and 2019, the Company had $26,025 and $0 in net intangible assets, respectively.

Investments

The investments on the balance sheet represent the company's investment via SAFES, income share agreements, and other instruments in startup companies and are stated at cost. The investment amounts have since been repurchased by a related party entity at cost. As such there are no impairment issues as of the date of these financials.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements.

Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company incurred out of pocket legal and startup expenses for a related entity. As of December 31, 2020 and 2019, the balances of the advances from related parties were $21,026 and $0, respectively. These loans have no interest rate or maturity date. See Note 7 for additional transaction.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6% with a maturity date of March 2023. The notes are convertible into shares of the company's equity securities at a 10% discount during a change of control or qualified financing event with a $10M valuation cap.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	550,000
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The company is a multi-member managed LLC. Profits and losses are allocated to each member in proportion to their pro rata capital account balance. As of December 31, 2020 and 2019, capital contributions totaled $1,678 and $0, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 5, 2021, the date these financial statements were available to be issued. The company sold its investments at cost to a related party entity.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has limited operating history and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.